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RECEIVED
2007 NOV -7 A 2:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Washington, DC





07027847

November 2, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

SUPPL

Re: File Number: 82-5233

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Notice of Revision of Earnings Forecasts for Fiscal Year ending March 31, 2008 dated October 31, 2007
- Notice of Correction a Part of Consolidated Business Result for the First Quarter ended June 30, 2007 dated November 2, 2007

Thank you very much for your attention.

Yours truly,

PROCESSED
NOV 13 2007
THOMSON FINANCIAL

Seishi Ikeda

dw 11/8

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

November 2, 2007

Dear Sirs:

Name of Company: BELLUNA CO., LTD.

Code No.: 9997 1st Section of the Tokyo Stock Exchange

Notice of Correction a Part of Consolidated Business Result for the First Quarter ended June 30, 2007

Notice is hereby given that the Company corrected a part of consolidated business results for the First Quarter of FY ending March 31, 2008, which was released on August 3rd, 2007. The corrected part is underlined as below.

Description

I. Reason of Correction

At the end of the first quarter ended June 30, 2007, the Company recorded start-up costs as deferred assets, taken by the subsidiaries which have been newly consolidated from this fiscal year. However, it changes to account for and consolidate the expenses in a lump when accrued, for which its consolidated operating results and financial condition are more appropriately reflected.

II. Changes

1. Consolidated Business Results for 1st quarter of FY March 2008 (April 1, 2007 - June 30, 2007)

(1) Results of Operations (page #1)

(Before correction)

FY	Net sales		Operating income		Recurring income		Net income	
	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)
1Q ended Jun. 2007	33,119	-0.3	2,972	2.9	3,102	5.6	1,768	0.8
1Q ended Jun. 2006	33,202	8.8	2,888	29.1	2,939	14.8	1,755	16.2
FY ended Mar. 2007	129,912	-	12,122	-	12,622	-	7,141	-

FY	Net income Per share	Diluted net income per share
	¥	¥
1Q ended Jun. 2007	33.58	31.09
1Q ended Jun. 2006	33.06	31.98
FY ended Mar. 2007	134.88	130.52

(After correction)

FY	Net sales		Operating income		Recurring income		Net income	
	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)
1Q ended Jun. 2007	33,119	-0.3	2,972	2.9	3,112	5.9	1,777	1.3
1Q ended Jun. 2006	33,202	8.8	2,888	29.1	2,939	14.8	1,755	16.2
FY ended Mar. 2007	129,912	-	12,122	-	12,622	-	7,141	-

FY	Net income Per share	Diluted net income per share
	¥	¥
1Q ended Jun. 2007	33.75	31.25
1Q ended Jun. 2006	33.06	31.98
FY ended Mar. 2007	134.88	130.52

(2) Financial Position (page #1)

(Before correction)

FY	Total assets	Net assets	Net assets excluding share subscription rights and minority interests to total assets	Net assets per share
	¥ Million	¥ Million	%	¥
As of June 2007	153,841	66,060	42.8	1,251.37
As of June 2006	125,729	60,643	48.1	1,140.14
As of March 2007	149,239	64,718	43.3	1,223.95

(After correction)

FY	Total assets	Net assets	Net assets excluding share subscription rights and minority interests to total assets	Net assets per share
	¥ Million	¥ Million	%	¥
As of June 2007	153,705	65,923	42.8	1,248.77
As of June 2006	125,729	60,643	48.1	1,140.14
As of March 2007	149,239	64,718	43.3	1,223.95

- END -

October 31, 2007

Dear Sirs:

Name of Company: BELLUNA CO., LTD.
Code No.: 9997 1st Section of the Tokyo Stock Exchange

Notice of Revision of Earnings Forecasts for Fiscal Year ending March 31, 2008

Notice is hereby given that the Company today announced a revision of its earnings forecasts for the first half and full year ending March 31, 2008, which were previously announced on August 3, 2007 ("previous forecast"), as described below.

Description

1. Revision of Earnings Forecast for the First Half (from April 1st, 2007 to September 30th, 2007)

(1) Consolidated

(unit: million yen)

	Net sales	Operating income	Recurring income	Net income	Net income per share
Previous forecast (A)	59,600	5,300	5,470	3,220	61.14 yen
Revised forecast (B)	60,200	4,800	5,000	2,700	51.44 yen
Change (B-A)	600	-500	-470	-520	-9.70 yen
Percentage change	1.0%	-9.4%	-8.6%	-16.1%	-15.9%
[For Reference] Result of the first half ended Sep. 30, 2006	58,796	5,256	5,317	2,983	56.24 yen

(2) Non-consolidated

(unit: million yen)

	Net sales	Operating income	Recurring income	Net income	Net income per share
Previous forecast (A)	47,200	2,300	2,610	1,570	29.81 yen
Revised forecast (B)	46,500	1,500	1,700	650	12.38 yen
Change (B-A)	-700	-800	-910	-920	-17.43 yen
Percentage change	-1.5%	-34.8%	-34.9%	-58.6%	-58.5%
[For Reference] Result of the first half ended Sep. 30, 2006	49,040	2,837	3,023	1,877	35.38 yen

2. Reason for the Revision of the First Half Forecast

Non-consolidated forecasts have been revised mainly because of the decrease in sales of catalogs for Autumn and Winter seasons caused by the long late summer heat, and the increase in the reserve for losses on interest repayments in Advanced Finance business. Consolidated forecasts have been revised followed by the revision of non-consolidated forecasts.

3. Revision of Earnings Forecast for the Full Year (from April 1st, 2007 to March 31st, 2008)

(1) Consolidated

(unit: million yen)

	Net sales	Operating income	Recurring income	Net income	Net income per share
Previous forecast (A)	137,000	14,200	14,500	8,540	162.16 yen
Revised forecast (B)	130,000	11,000	11,070	6,180	117.74 yen
Change (B-A)	-7,000	-3,200	-3,430	-2,360	-44.42 yen
Percentage change	-5.1%	-22.5%	-23.7%	-27.6%	-27.4%
[For Reference] Result of the full year ended Mar. 31, 2007	129,912	12,122	12,622	7,141	134.88 yen

(2) Non-consolidated

(unit: million yen)

	Net sales	Operating income	Recurring income	Net income	Net income per share
Previous forecast (A)	105,800	6,370	7,070	4,090	77.66 yen
Revised forecast (B)	99,000	3,330	3,730	1,810	34.48 yen
Change (B-A)	-6,800	-3,040	-3,340	-2,280	-43.18 yen
Percentage change	-6.4%	-47.7%	-47.2%	-55.7%	-55.6%
[For Reference] Result of the full year ended Mar. 31, 2007	106,185	5,803	6,366	3,719	70.25 yen

4. Reason for the Revision of the Full Year Forecast

Non-consolidated forecasts have been conservatively revised with consideration for results of the first half and a recent trend. Consolidated forecasts have been revised followed by the revision of non-consolidated forecasts.

- END -

END